FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated May 31, 2013

TRANSLATION
Autonomous City of Buenos Aires, May 31, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that YPF S.A. (“YPF” or the “Company”) was notified on May 30, 2013 of a judicial decision issued in file No. 103,533 titled “Repsol S.A. y otros c/ YPF S.A. s/ Ordinario S/ Medidas Cautelares,” in connection with the action titled “Repsol S.A. y otros c/ YPF S.A. s/ Ordinario” (file number 103,144), initiated by its shareholders Repsol S.A., Caveant S.A. and Repsol YPF Capital S.L., in which action the plaintiffs request that the General Ordinary and Extraordinary Class A and D Shareholders’ Meeting of the Company held on June 4, 2012, which action is pending before the National First Instance Commercial Court No. 3, presided over by Judge Jorge S. Sicoli, in the Autonomous City of Buenos Aires, and which action was notified promptly to the Stock Exchange.

In such decision, the presiding judge decided to reject the protective measures requested by Repsol S.A., Caveant S.A. and Repsol YPF Capital S.L., based on the alleged invalidity of the aforementioned Shareholders’ Meeting, finally disposing of the annotation of such litigation in the corporate books of the Company.

It should be noted that on May 28 of this year, Room F of the National Chamber of Commercial Appeals -appellate court which hear the case-, struck down an annotation of litigation identical to the aforementioned litigation, which such body had issued with respect to YPF Gas S.A. at the request of Repsol Butano SA, a company controlled by Repsol S.A.

In light of the foregoing, YPF S.A. will invoke the defenses and relevant legal arguments so as to strike down the aforementioned annotation of litigation.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 4, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer